Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
June 5, 2006.

Item 3	News Release
The news release was disseminated on June 5, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that the company's first deep drill hole in the Breccia Ridge Zone has expanded it to the east by over 200 meters and has potential to significantly increase the project resource. Hole PD-128 intersected mineralization over 1,647 feet that averaged 1.8 ounces of silver per ton with increasing base metal values at depth.

Item 5	Description of Material Change
See attached news release 06-24.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
June 6, 2006.

June 5, 2006	Trading Symbols:
News Release 06-24	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD INTERSECTS SIGNIFICANT NEW MINERALIZED ZONE AT
BRECCIA RIDGE, PITARRILLA SILVER PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that the company’s first deep drill hole in the Breccia Ridge Zone has expanded it to the east by over 200 meters and has potential to significantly increase the project resource. Hole PD-128 intersected mineralization over 1,647 feet that averaged 1.8 ounces of silver per ton with increasing base metal values at depth.

Within PD-128’s mineralized interval, highlights include:

• 636.8 feet averaging 2.4 ounces of silver per ton (194.1 meters averaging 81.9 grams of silver per tonne;

• 199.0 feet averaging 3.3 ounces of silver per ton (60.6 meters averaging 111.8 grams of silver per tonne), 1.11% zinc and 0.48% lead;

• 136.5 feet averaging 0.6 ounces of silver per ton (41.6 meters averaging 20.4 grams of silver per tonne) and 3.23% zinc;.

• 151.4 feet of 2.1 ounces of silver per ton (46.1 meters of 72.8 grams of silver per tonne), 0.77% zinc, 0.40% lead and 0.10% copper.

• The hole ended in mineralization.

PD-128 indicates that the expanded mineralized zone at Breccia Ridge has significant exploration potential in all directions and at depth, similar to all other major Mexican silver districts. Additional holes are being drilled around PD-128 to further test the extent of mineralization at Breccia Ridge. Three rigs are presently drilling on the property.

In addition to the deep hole on the east side of the Breccia Ridge Zone, Silver Standard reports the results of other infill drilling in the zone. Highlights of these holes include:

• PD-97, collared 200 meters to the west of PD-128, intersected 150.0 feet averaging 3.8 ounces of silver per ton (45.7 meters averaging 129.8 grams of silver per tonne).

• PD-108, collared 280 meters to the south of PD-128, intersected two mineralized zones, the first with 134.0 feet averaging 3.3 ounces of silver per ton (40.8 meters averaging 113.9 grams of silver per tonne) and the second with 205.0 feet averaging 2.4 ounces of silver per ton (62.5 meters averaging 80.6 grams of silver per tonne).

The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard is a well-funded silver company that continues to seek resource growth through acquisitions, exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Forward Looking Statements: Statements in this news release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the managing underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Silver Standard may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Selected Pitarrilla Diamond Drilling Results – June 2006

Breccia Ridge Zone
Hole No.	Collar Location	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Silver (g/t)	Interval (feet)	Silver (oz./ton)	Zinc (%)	Lead (%)
PD-89	503799E	80°/245°	185.9	198.2	12.3	94.4	40.3	2.8
	2811250N		236.2	253.0	16.8	194.1	55.0	5.7	0.49	0.39
			285.0	288.0	3.1	200.0	10.0	5.8	0.98	0.66
PD-93	503862E	70°/245°	118.9	144.8	25.9	62.6	85.0	1.8	1.48
	2811208N		189.0	227.1	38.1	111.6	125.0	3.3
		and	249.9	275.8	25.9	113.2	85.0	3.3
PD-97	503909E	70°/245°	37.8	70.1	32.3	57.5	106.0	1.7
	2811101N		103.9	128.0	24.1	147.0	79.1	4.3
			164.6	210.3	45.7	129.8	150.0	3.8
			246.9	296.0	49.1	61.7	161.0	1.8
PD-101	504856E	80°/245°	4.6	13.7	9.2	66.1	30.0	1.9
	2811033N		47.9	80.1	32.2	37.3	105.6	1.1
		and	199.6	231.6	32.0	48.0	105.0	1.4
PD-105	504059E	60°/245°	128.0	149.4	21.3	48.8	70.0	1.4
	2810946N		181.9	219.5	37.6	67.7	123.2	2.0
		and	228.5	379.5	150.9	56.2	495.2	1.6
PD-108	504148E	50°/245°	131.1	171.9	40.8	113.9	134.0	3.3
	2810849N		253.0	315.5	62.5	80.6	205.0	2.4
PD-113	503530E	50°/065°	207.3	224.0	16.8	65.7	55.0	1.9
	2810996N
PD-128	504151E	80°/245°	221.9	723.9	502.0	63.4	1647.0	1.8
	2811127N		228.1	422.2	194.1	81.9	636.8	2.4
			422.2	482.9	60.6	111.8	199.0	3.3	1.11	0.48
		incl.	422.2	434.3	12.1	261.2	39.8	7.6	1.45	0.77
			539.0	580.6	41.6	20.4	136.5	0.6	3.23
			633.6	679.7	46.1	72.8	151.4	2.1	0.77	0.40
			707.1	723.9	16.8	84.5	55.1	2.5	0.87	0.49

Notes: Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.